EXHIBIT 99.1

News Release

Kamada Completes Enrollment in U.S. Pivotal Clinical Trial with KamRAB as a
Post-Exposure Treatment for Rabies

NESS ZIONA, Israel (March 4, 2014) – Kamada Ltd. (Nasdaq and TASE: KMDA), a plasma-derived protein therapeutics company, focused on orphan indications, announces that it has completed enrollment in its U.S. Phase 2/3 clinical trial of KamRAB® as a post-exposure prophylaxis (PEP) for rabies.

KamRAB is Kamada's human rabies immune globulin, currently marketed for this indication in 6 countries worldwide.  Kamada has a strategic agreement with Kedrion S.p.A for the clinical development and marketing of KamRAB in the U.S.

The Phase 2/3 clinical trial is a prospective, randomized, double-blind, non-inferiority study of 118 healthy subjects to evaluate the safety and effectiveness of KamRAB. The study assesses whether KamRAB interferes with the development of self-active antibodies.

The primary and secondary endpoints of this study are pharmacokinetic (PK) parameters of anti-rabies IgG levels in serum at different time points.  In addition, safety and tolerability are assessed.  Detailed information about this study is available at www.clinicaltrials.gov.

“Completion of recruitment for this Phase 2/3 clinical study with KamRAB brings us one step closer to expanding access to patients in the U.S., where there are approximately 40,000 post-exposure prophylaxis given each year,” noted David Tsur, Co-founder and Chief Executive Officer of Kamada. “We look forward to completing this pivotal study in the coming months and, pending a favorable outcome, to filing a submission for approval with the FDA thereafter.”

“According to the World Health Organization, about 10 million people worldwide require medical treatment against rabies every year after being bitten by animals suspected of rabies infection. In the U.S., there is currently only one significant provider of anti-rabies immunoglobulin and we believe that healthcare providers may seek to diversify their source of supply if a competing high-quality product were approved for sale,” added Mr. Tsur.

About KamRAB
Rabies is a preventable viral disease of mammals most often transmitted through exposure to a rabid animal. KamRAB is a prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KamRAB is a protein therapeutic derived from hyper-immune plasma, which is plasma that contains high levels of antibodies from donors that have been previously exposed to rabies. KamRAB is administered by a one-time injection, and the precise dosage is a function of the patient’s weight.

About Kedrion S.p.A.
Kedrion is a biopharmaceutical company specializing in the development, production and distribution of life-saving therapies. Kedrion has operations in more than 40 countries worldwide and a strong expertise in collection, manufacturing and research.  Kedrion's world headquarters are in Tuscany, Italy and the company has three production plants in Italy, Hungary and the US.  With a production capacity exceeding 2.5 million liters of plasma per year, Kedrion is one of the leading plasma fractionation companies in the world.  Kedrion Biopharma, the company’s new and wholly-owned U.S. subsidiary, has its headquarters in Fort Lee, N.J.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and will be entering Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, the EMA and U.S. FDA authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron
CFO
ir@kamada.com

Anne Marie Fields
LHA
212-838-3777
afields@lhai.com